United states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC file number: 333-183839

Check one:	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: July 31, 2014

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form will be construed to imply that the Commission has verified any information contained in this form.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

wishbone pet products
Full name of Registrant

Former Name if Applicable

2857 Sherwood Heights Drive, Unit #1
Address of Principal Executive Office (Street and Number)

Oakville, Ontario L6J 7J9
City, State and Zip Code

Form 12b-25	Wishbone pet products	2 of 3

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and;

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III – Narrative.

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the quarterly period ending July 31, 2014 could not be completed and filed by September 15, 2014, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10-Q for the quarterly period ended July 31, 2014 within the “grace” period provided by Securities Exchange Act Rule 12b-25.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Rami Tabet	888	414-6832
(Name)	(Area Code)	(Telephone Number)

(2)	Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [  ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Form 12b-25	Wishbone pet products	3 of 3

wishbone pet products
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, who is duly authorized.

wishbone pet products

Dated: September 15, 2014	By:	/s/ Rami Tabet
Rami Tabet – CEO